AM 6-7-2005

SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH, D.C. 213 SECTION

05041494

SE ... MISSION

Washington, ...

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 039779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/04 AND ENDING 02/28/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUGH MARTIN SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4080 Heather Lane
(No. and Street)

Sebastopol California 95472
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen R. Kinkade (415) 883-9350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hendriks, G. Paul
(Name – *if individual, state last, first, middle name*)

1050 Northgate Drive, Suite 52, San Rafael, CA 94903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Val 6-10-05

OATH OR AFFIRMATION

I, Stephen R. Kinkade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hugh Martin Securities, as of February 28, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Reconciliation of the Audited Net Capital Computation and the Broker-Dealers Corresponding Unaudited Part IIA Net CApital Computation.

JAVAD FOROUZEH
Comm. # 1524170
NOTARY PUBLIC - CALIFORNIA
Marin County
My Comm. Expires Nov. 2, 2008

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me this 20th day of May (month), 2005 (year)
By Stephen Roy Kinkade

(notary)

HUGH MARTIN SECURITIES

FINANCIAL STATEMENTS

For the year ended February 28, 2005

HUGH MARTIN SECURITES

FINANCIAL STATEMENTS

For the year ended February 28, 2005

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To The Shareholder of Hugh Martin Securities:

I have audited the statement of financial condition of Hugh Martin Securities as of February 28, 2005, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Hugh Martin Securities as of February 28, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

May 18, 2005

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

HUGH MARTIN SECURITIES

STATEMENT OF FINANCIAL CONDITION

February 28, 2005

ASSETS

Cash	$ 9,976
Total Assets	$ 9,976

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued liabilities	$ 2,100
Total liabilities	2,100
Stockholder's Equity:	
Common stock, no par value 100,000 shares authorized; 14,000 shares issued and outstanding	14,000
Additional paid-in capital	12,000
Retained earnings (deficit)	(18,124)
Total stockholder's equity	7,876
Total Liabilities and Stockholder's Equity	$ 9,976

The accompanying notes are an integral part
of these financial statements

HUGH MARTIN SECURITIES

STATEMENT OF OPERATIONS

For the year ended February 28, 2005

Revenue	
Commissions	$ 7,064
Interest	30
Total revenue	7,094
Expenses	
Accounting and auditing	5,257
Regulatory fees	1,099
Fidelity bond	575
Total expenses	6,931
Income (loss) before income taxes	163
Provision for income taxes	800
Net income (loss)	$ (637)

The accompanying notes are an integral part
of these financial statements

HUGH MARTIN SECURITIES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended February 28, 2005

	Contributed Capital	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
BEGINNING BALANCE February 29, 2004	$ 14,000	$ 10,000	$ (17,487)	$ 6,513
Contribution to paid In capital		2,000		2,000
Net income			(637)	(637)
ENDING BALANCE February 28, 2005	$ 14,000	$12,000	$ (18,124)	$ 7,876

The accompanying notes are an integral part of these financial statements

HUGH MARTIN SECURITIES

STATEMENT OF CASH FLOWS

For the year ended February 28, 2005

Cash flows from operating activities:	
Net income (loss)	$ (637)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts payable	600
Net cash provided (used) by operating activities	(37)
Cash provided (used) by financing activities:	
Contribution to paid in capital	2,000
Net cash provided by financing activities	2,000
Net increase (decrease) in cash and cash equivalents	1,963
Cash and cash equivalents at beginning of period	8,013
Cash and cash equivalents at end of period	$ 9,976
Supplemental information	
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements

HUGH MARTIN SECURITIES

NOTES TO FINANCIAL STATEMENTS

February 28, 2005

Note 1) Organization

Hugh Martin Securities. (the Company) was incorporated On February 21, 1989 in the state of California. In April 1989 the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities and Exchange Act of 1934. In May 1989 the Company became a member of the National Association of Securities Dealers, Inc. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Note 2) Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Note 3) Income Taxes

Income taxes computed on taxable income are $800 for the state of California. The are no federal income taxes for the year ended February 28, 2005. The minimum state franchise tax for the year ended February 28, 2005 is $800, all of which had been paid by February 28, 2005. The net operating loss of $637 for the year ended February 28, 2005 has increased prior years' net operating loss carryforwards. As of February 28, 2005, the Company has a Federal net operating loss carryforward approximating $18,700, which is available to reduce taxable income in future years. This net operating loss will begin to expire in the year 2009.

Note 4) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. At February 28, 2005, the Company's net capital was $ 7,876, the amount of which is $2,876 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On February 28, 2005, the Company's net capital ratio was .27 to 1.

HUGH MARTIN SECURITIES

NOTES TO FINANCIAL STATEMENTS

February 28, 2005

Note 5) Related Parties

The president and sole shareholder of the Company is also a the president and sole shareholder of Hugh Martin & Company. Hugh Martin and Company provides office facilities, equipment, communication services, and administrative services to the Company, which pays an amount not to exceed $5,000 per month for these services. If sufficient net capital cannot be maintained by the Company, the agreement with Hugh Martin & Company is that the Company's monthly fee is permanently waived. There was no charge or payment for these services during the year ended February 28, 2005.

Note 6) Exemption from SEC Rule 15c3-3

Management believes that the Company has complied with the provisions for exemption from SEC Rule 15c3-3 throughout the period from incorporation through February 28, 2005.

FOCUS REPORT – PART II

as of February 28, 2005

Firm Name: HUGH MARTIN SECURITIES
Firm ID: 22562

1	Total ownership equity		$ 7,876
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		7,876
Add:			
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
5	Total cap & allowable subloans		7,876
6	Deductions and/or charges		
A	Total non allowable assets		
B	Aged Fail to deliver		
1	Number of items		
H	Total deductions and/or charges		0
7	Other additions and/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		7,876
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment securities		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities		
D	Undue concentration		
E	Other		
	Description:		
10	Net Capital		$ 7,876

SCHEDULE II

HUGH MARTIN SECURITIES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
FEBRUARY 28, 2005

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B).
All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

HUGH MARTIN SECURITIES

RECONCILIATION OF THE AUDITED NET CAPITAL COMPUTATION
AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA
NET CAPITAL COMPUTATION

February 28, 2005

(Additional Information)

Net capital per unaudited statements	$ 7,876
Add (deduct) audit differences:	
	0
Net capital per audited statements	$ 7,876

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholder of Hugh Martin Securities:

In planning and performing my audit of the financial statements of Hugh Martin Securities for the year ended February 28, 2005, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Hugh Martin Securities including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (k). I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at February 28, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Rafael, California
May 18, 2005